PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.
NO.11, DONGJIAO EAST ROAD
SHUANGXI SHUNCHANG, NANPING CITY
FUJIAN F4 353001, CHINA

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time June 29, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time June 29, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.　　DETACH AND RETURN THIS PORTION ONLY

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

The Board of Directors recommends you vote FOR the following:

	For	Against	Abstain
1. To elect each of the five directors named in this notice to shareholders (the "**Proxy Statement**") to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified;			
Nominees:			
1a. Xuezhu Wang	☐	☐	☐
1b. Sophie Ye Tao	☐	☐	☐
1c. David Sean Lu	☐	☐	☐
1d. Alex Lightman	☐	☐	☐
1e. John Levy	☐	☐	☐
2. To ratify the appointment of TPS Thayer LLC as the Company's independent registered public accounting firm for the fiscal year ended March 31, 2023;	☐	☐	☐
3. To approve the proposed sale of the Company's subsidiaries, Fujian happiness Biotech Co., Limited and its subsidiaries Shunchang Happiness Nutraceutical Co., Ltd., Fujian Shennong Jiagu Development Co., Ltd., and Fuzhou Hekangyuan Trading Co., Ltd. to Fujian Hengda Beverage Co., Ltd, a PRC company, in exchange for cash consideration of RMB 78 million.	☐	☐	☐

NOTE: To transact any other business as may properly come before the meeting.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]　　Date　　Signature (Joint Owners)　　Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement and Annual Report at
https://www.sec.gov/edgar/browse/?CIK=1751876&owner=exclude

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PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL GENERAL MEETING OF SHAREHOLDERS
JUNE 30, 2023

The shareholder(s) hereby appoint(s) Xuezhu Wang and Sophie Ye Tao, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Paranovus Entertainment Technology Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of the Shareholders to be held at 10:00 a.m., Eastern Standard Time on Friday June 30, 2023, at No.11 Dongjiao East Road, Shuangxi, Shunchang, Nanping City, Fujian Province, People's Republic of China, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

CONTINUED AND TO BE SIGNED ON REVERSE SIDE